June 21, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N. E.
Washington, D. C. 20549
Attention: H. Christopher Owings – Assistant Director

Re: Healthway Shopping Network, Inc.
Registration Statement on Form S‐1
Filed May 20, 2010
File No. 333‐164941
Letter dated May 25, 2010 from the Securities and Exchange Commission

Ladies and Gentlemen:

This letter is in response to your preliminary review of Healthway Shopping Network, Inc.’s Registration Statement.

1.	In response to the Commission’s comment, the Company has included the Interim financial information for the quarter ending March 31, 2010.

2.	In response to the Commission’s comment, the Company has included the independent auditors’ report for the December 31, 2009 financial statements;

3.	In response to the Commission’s comment, the Company has provided Part II of the Form S‐1 with signatures.

4.	In response to the Commission’s comment, the Company has provided a legal opinion.

The Company is submitting an amendment to correct these deficiencies.

Sincerely,

Cleveland Gary President, HWSN